Certain portions of this Exhibit have been omitted pursuant to a request for “Confidential Treatment” under Rule 24b-2 of the Securities and Exchange Commission.  Such portions have been redacted and bracketed in the request and appear as [*] in the text of this Exhibit.  The omitted confidential information has been filed with the Securities and Exchange Commission.

Exhibit 4.55

PRIVATE & CONFIDENTIAL

THIS LICENCE AND DISTRIBUTION AGREEMENT is made on                        2002

BETWEEN

(1)           LAXDALE LIMITED, a Company incorporated in Scotland under the Companies Acts (Company Number: SC179838), having its place of business at Kings Park House, Laurelhill Business Park, Stirling, FK7 9JQ (“Laxdale”);

and

(2)           JUSTE, S.A.Q.F., a Company incorporated in Spain under the Companies Acts, having a place of business at Julio Camba, 7, 28028 Madrid, Spain (“Juste”)

WHEREAS

(A)          Laxdale has developed and is the owner of certain IP Rights (as after defined) including the Licensed Patent (as after defined) and the Trade Mark (as after defined) in relation to the Licensed Product (as after defined) for the treatment inter alia of Huntington’s Disease;

(B)           Laxdale has agreed to appoint Juste as its distributor in the Territory (as after defined) on an exclusive basis and insofar as necessary to perform its obligations as distributor to license Juste under the Licensed Patent and the Trade Mark and Juste has agreed to accept such licence and appointment on the terms and conditions of this Agreement

NOW THEREFORE IT IS HEREBY AGREED AS FOLLOWS:

1.                             Definitions and interpretation

1.1                           In this Agreement, unless the context requires otherwise, the following words and expressions shall bear the following meanings:

“Associated Company”

means any firm, company or entity controlled by, controlling or under common control with Juste. For this purpose “control” shall mean direct or indirect beneficial ownership of 50% or more of the voting shares, or a 50% or greater interest in the income, of such firm, company or entity, or such other relationship as, in fact constitutes actual control;

“Change of Control”	means a change of control in relation to Juste. “Control” for these purposes means the power of a person to secure:

LAXDALE LTD, KINGS PARK HOUSE, LAURELHILL BUSINESS PARK, POLMAISE ROAD, STIRLING, UK FK7 9JQ TEL:+44 (0)1786 476000 FAX:+44 (0)1786 473137 E-MAIL: admin@laxdale.co.uk

REGISTERED IN SCOTLAND NO. 179838
REGISTERED OFFICE: KINGS PARK HOUSE, LAURELHILL BUSINESS PARK, POLMAISE ROAD, STIRLING, UK FK7 9JQ

(i) by means of holding shares or the possession of voting power in or in relation to that or any other body corporate; or

(ii) by virtue of any powers conferred by the articles of association or other document regulating that or any other body corporate that the affairs of the first mentioned body corporate are conducted in accordance with the wishes of that person;

“Effective Date”	means the last date of signature hereof by or on behalf of each of the parties hereto by persons duly and expressly authorised;

“EMEA”	means the European Agency for the Evaluation of Medical Products or such successor or replacement body as may from time to time supersede it;

“Field of Use”

means the marketing, distribution and Sale of Licensed Product for the therapeutic treatment of Huntington’s Disease it being acknowledged that the Field of Use may be widened in the future in the sole discretion of Laxdale to include Spino-cerebellar atrophy; Progressive Supranuclear Palsy; Fragile X and Friedreich’s ataxia.

“IP Rights”

means all patents, registered designs, unregistered design rights, copyrights, topography rights, trade marks, trade names, logos, trade secrets and know-how, moral rights, supplementary protection certificates, petty patents, utility models, applications for any of the above and the right to make applications and any and all other intellectual or industrial property rights of any description (and rights of a similar nature) anywhere in the world,

(i) existing now or at any time in the future; and

(ii) whether or not registered or registrable;

“Improvements”	means all improvements or modifications or adaptations to the Licensed Product which may be made or acquired by either party during the Term (as after defined);

“Major Improvement”	means all improvements or modifications or adaptations to the Licensed Product which requires completion of a clinical program for its development in order to obtain a marketing authorisation within the Territory and within the Field of Use;

“Minor Improvement”

means all improvements or modifications or adaptations to the Licensed Product which only require standard pharmacokinetic, bioequivalance or similar such studies in order to satisfy its addition to the marketing authorisation of the existing Licensed Product within the Field of Use;

“Launch Date”	means immediately following pricing reimbursement approval within the territory;

“Marketing Year”	means each 12 month period beginning from the month of the Launch Date within the Territory;

“Milestones”	means each of the milestones set out in the Schedule;

“Milestone Payments”	means the sums due to Laxdale against the performance of the Milestones in the Timetable (as after defined) as more particularly detailed in the Schedule;

“Minimum Sales”	means the minimum sales to be achieved by Juste as set out in the Schedule;

“Order Acknowledgement”	means a written acknowledgement of any Purchase Order from Laxdale containing details such as price, delivery dates and quantities agreed by Laxdale;

“Orphan Drug Designation”	means the orphan designation for the Licensed Product in the treatment of Huntington’s disease issued by the EMEA Committee for Orphan Medicinal Products on 27 October 2000.

“Licensed Patent”	means:

(i) the patent applications referred to in the Schedule including any amended or divided applications;

(ii) all patent applications that may be filed in the Territory by or on behalf of Laxdale which are based on or claim priority from such patent applications including any amended or divided applications;

(iii) all patents actually granted pursuant to any such patent applications, including any amended or divided applications;

“Licensed Product”	means Units of the product sold by Juste in the Field of Use which fall within the claims of the Licensed Patent or the Orphan Drug Designation and approved for marketing by EMEA.

“Purchase Order”

means an irrevocable written order (and any amendments to same accepted by Laxdale) from Juste to Laxdale for the purchase of Licensed Products for sale by Juste in a format approved in advance by Laxdale;

“Quarter”	means each period of 3 months in each year of the Term, the first quarter commencing at the start of the month during which the Licensed Product is first sold;

“Royalties”	means royalties payable to Laxdale in each Marketing Year under this Agreement as detailed in Clause 11;

“Sales”	means the sale or other disposal of Licensed Products (whether or not title is transferred and whether or not for value) and “Sold” shall be construed accordingly;

“Net Sales Value”	means the price of Licensed Products calculated as follows and net of Value Added Tax or any other equivalent sales taxes or duties:

(i) in the case of an arm’s length Sale, the Sales Value shall be the gross price charged or invoiced to third party purchasers in respect of Licensed Products Sold;

(ii) in the case of any Sale or disposal of Licensed Products which is not an arm’s length sale, the Sales Value shall be the open market price for the Licensed Product in the country to which the Licensed Product is supplied; and

(iii) the Sales Value shall also include any and all lump sums or other benefits whether in cash or in kind receivable by Juste from any third party in consideration of the Sale and/or distribution of

Licensed Products;

“Term”	means the term of this Agreement as detailed in Clause 2.1;

“Territory”	means Spain and Portugal only;

“Timetable”	means the timetable set out in Part 1 of the Schedule detailing the Milestones and Milestone Payments;

“Total Net Sales Value”	means the aggregate Net Sales Value of all Sales of the Licensed Product by Juste to the date of the relevant calculation;

“Trade Mark”	means the trade mark to be selected by Laxdale prior to the Launch Date with which Licensed Products shall be branded;

Unit	means the standard pack size (for 28 or 30 days treatment) containing capsules of 500mg of the Licensed Product.

1.2                           References in this Agreement to the singular shall (except where the context requires otherwise) include a reference to the plural (and vice versa) and references to one gender shall include a reference to all other genders. References to Clauses and the Schedule are to the clauses and schedule of this Agreement. Headings used in this Agreement are for convenience only and shall not affect interpretation.

2.                             Term

2.1                           This Agreement shall come into force on the Effective Date and subject to termination in accordance with Clause 23 shall continue until the later to expire of a period of 10 years or the expiry of the last of the Licensed Patent or the expiry of Orphan Drug Designation in the Territory.

2.2                           Notwithstanding Clause 2.1 above and so long as Juste fulfil the required minimum sales as set out in the Schedule, this Agreement shall automatically be prolonged for additional periods of five (5) years each, if not terminated by either party by giving six (6) months written notice.

3.                             Appointment and scope of rights

3.1                           Subject to the terms of this Agreement, Laxdale hereby grants to Juste an exclusive, non-transferable licence to market, distribute and sell Licensed Products in the Territory within the Field of Use only and under the Licensed Patent and Trade Mark and Orphan Drug Designation. Juste shall not be entitled to sub-license or sub-contract any of its rights hereunder without Laxdale’s prior written consent. It is acknowledged by Juste that Laxdale hereby expressly reserves the exclusive right to market, distribute and sell (either itself or by way of licensing a third party) Licensed Products within the Field of Use in any country in the World other than the Territory.

3.2                           Juste and Laxdale agree to execute such formal licence agreements (if any) as may be required by relevant patent registry from time to time and to do such other acts and things as may be necessary for the purpose of registering the licence granted in terms of this Agreement in the Territory. To avoid any doubt, no development, evaluation, manufacturing or production or other rights of any nature under the Licensed Patent or Trade Mark are granted under this Agreement.

3.3                           Juste shall not represent or hold itself out as Laxdale’s agent for the sales of the Licensed Products or as being entitled to bind Laxdale in any way provided always that Juste shall be entitled to describe itself as Laxdale’s authorised distributor for the Licensed Products.

3.4                           Juste shall not sell any of the Licensed Products which it purchases from Laxdale through sales agents or to sub-distributors without the prior written consent of Laxdale and no sub-licensing or sub-contracting shall be permitted hereunder without the prior written consent of Laxdale.

4.                             Exclusivity and Minimum Sales

4.1                           Juste shall throughout the Term purchase Licensed Products from Laxdale and Laxdale agrees to sell the same to Juste for sale within the Territory in the Field of Use subject to the terms and conditions of this Agreement.

4.2                           It is a material term of this Agreement that Juste achieves the Minimum Sales.

4.3                           The Minimum Sales are set out in Schedule 1.

4.4                           If Juste fails to achieve the Minimum Sales in any 2 consecutive years, Laxdale shall be entitled to terminate this Agreement with immediate effect and shall be free to appoint new distributors, agents and/or licensees in the Territory (on a non-exclusive or exclusive basis) and/or proceed with the marketing, distribution and sale of the Licensed Products in the Territory on its own account, as it deems appropriate

5.                             Supply of the Licensed Products

5.1                           With effect from the Launch Date, Juste shall provide Laxdale with a forecast of its Licensed Product requirements for the following 12 month period and shall during every Quarter of each such year during the Term provide Laxdale with an updated forecast for the year following the date of such forecast. Such forecast shall take the form of a written schedule and shall specify all details of anticipated sales and inventory requirements and shall be calculated and presented in a true and accurate manner. Such forecast shall not be binding upon either Laxdale or Juste and shall be for information only.

5.2                           All orders for the purchase of the Licensed Products shall be made by Juste submitting a Purchase Order each quarter for supply in the next 6 months. Such Purchase Orders shall become binding once they have been accepted by Laxdale and an Order Acknowledgement issued. Laxdale shall use its reasonable endeavours to comply with Juste’s requirements under Purchase Orders provided that Purchase Orders placed are within the terms of the applicable forecast. However, Juste shall not be in breach of any requirement to make the Minimum Sales if such failure is due to Laxdale’s rejection of Purchase Orders which would otherwise have allowed Juste to achieve such Minimum Sales.

5.3                           At the time of submitting the relevant Order Acknowledgement, Laxdale shall inform Juste of Laxdale’s estimated delivery date for consignments and shall endeavour to deliver the Licensed Products within 6 months of the date of the Order Acknowledgement. Notwithstanding any such delivery date, time of delivery shall not be of the essence under this Agreement. Delivery of the Licensed Products shall be made to one location in the Territory as agreed by Laxdale and Juste. (the “Delivery Location”)

5.4                           For the avoidance of doubt, at the end of the first year of this Agreement following the Launch Date and at the end of each year thereafter the parties may review this ordering process with a view to modifying or adapting it from time to time for the benefit of the parties.

5.6                           In addition to the Royalties to be paid by Juste to Laxdale in terms of this Agreement, Licensed Product will be invoiced to Juste at cost that shall not exceed Thirty (30) Euro per unit of Finished Pack plus 10%. Invoices are due for payment within 30 days from the invoice date.

6.                             Approvals

6.1                           Subject to Clause 6.2 it shall be Laxdale’s responsibility (at its own cost) to manage the clinical trials and to obtain regulatory approval of the Licensed Product for the treatment of Huntington’s Disease and in this respect Laxdale shall submit the relevant dossier to EMEA for the purposes of obtaining marketing authorisation for the treatment of Huntington’s Disease.   For the avoidance of doubt, ownership of the results of all such trials and clinical or other data arising from such clinical trials shall vest in and remain vested in Laxdale.

6.2                           Laxdale shall be responsible for any other indications within the Field of Use other than the treatment of Huntington’s Disease and shall at its sole discretion prepare and be responsible for the conduct of clinical trials and at Laxdale’s sole discretion shall be responsible for securing regulatory approval in the Territory.

6.3                           Juste shall in respect of each and every order for the Licensed Products submitted hereunder, be responsible for complying with the laws in the Territory applicable to marketing, distributing and selling the Licensed Products pursuant to this Agreement, effecting any registrations, and paying all applicable customs duties, taxes and other costs in respect of the marketing, distribution and sale of the Licensed Products in the Territory.

6.4                           Juste shall not at any time nor under any circumstance do anything (whether directly or indirectly) to interfere with or prejudice the Orphan Drug Designation of the Licensed Product or with EMEA’s or any other regulatory body’s approval of the Licensed Product.

Juste shall (at the request of Laxdale from time to time) do all such acts and things as may be necessary to assist Laxdale with obtaining and maintaining all necessary regulatory approvals of the Licensed Product. In this respect, Juste shall promptly provide all information, data, sales figures and other information that Laxdale may request to prepare the annual and other reports and other documentation to be submitted to EMEA or other regulatory authority from time to time.

6.5                           For the avoidance of doubt, failure by Juste to comply with any of the provisions of Clauses 6.3 and 6.4 will amount to a material breach of this Agreement and Laxdale shall be entitled to terminate this Agreement in accordance with Clause 23.

7                              Duties of Juste

7.1                           Without prejudice to its obligation to achieve Minimum Sales, Juste shall use best endeavours to sell the Licensed Products and to maximise orders for the Licensed Product in terms of its exclusive appointment under this Agreement.

7.2                           Juste shall use best endeavours to enhance the reputation and acceptance of the Licensed Product amongst customers and prospective customers within the Territory and in this respect Juste shall jointly agree with Laxdale, after the Effective Date, but prior to the Launch Date, the key promotional messages. Juste shall be consistent in its use of the agreed messages and shall use them, as appropriate, for all sales literature, promotional or other marketing materials in relation to the Licensed Product. A copy of all materials shall be delivered to Laxdale.

7.3                           Juste shall refrain from taking any action that would damage the reputation and standing of Laxdale and/or the Licensed Product.

7.4                           Juste shall not re-sell, ship, export or otherwise dispose of the Licensed Products in any manner which may or would violate applicable export laws and/or regulations in the Territory.

7.5                           To avoid any doubt, all costs and expenses incurred by Juste in carrying out its obligations under this Agreement, shall be borne solely and exclusively by Juste. In addition, all expenses incurred by Juste acting in its capacity as exclusive distributor shall be borne solely by Juste.

7.6                           Juste shall promptly bring to Laxdale’s notice any information or knowledge received or gained by it which is likely to be of interest, use or benefit to Laxdale in relation to the development, marketability or sale of the Licensed Product or otherwise.

7.7                           Juste shall provide and maintain to Laxdale’s reasonable satisfaction operating facilities and a service organisation adequate and competent to provide support and service in respect of the Licensed Products within the Territory, and to promote, distribute and sell the Licensed Products effectively within the Territory and to customers.

7.8                           Juste shall at all times ensure that it maintains an adequate stock of the Licensed Products for sale to customers within the Territory.

7.9                           Juste shall at all times in relation to the Licensed Products describe itself solely as the “authorised distributor of Laxdale Limited” and all such descriptions or references to Juste shall be in a form acceptable to Laxdale. Juste shall ensure that Laxdale’s approved logo appears prominently on all promotional material.

7.10                         Juste shall respect and protect Laxdale’s copyright (and other related rights) in all sales literature, marketing, promotional and/or other materials provided by Laxdale.  For the avoidance of doubt, Juste shall not be permitted to copy any such sales literature or other such materials except strictly for the purpose of performing its obligations under this Agreement subject always to the prior written consent of Laxdale (which shall not be unreasonably withheld or delayed).

7.11                         Juste shall be responsible for training its employees in the successful sale of the Licensed Products.

7.12                         Juste shall at all times keep Laxdale fully appraised of the progress of its marketing and promotional activities including providing regular quarterly reports in writing of activity in the preceding quarter and proposed activity in the forthcoming quarter and all other information as may reasonably be requested by Laxdale from time to time. Juste shall meet with Laxdale when reasonably requested from time to time by Laxdale in order to discuss progress as aforesaid.

7.13                         Juste shall notify Laxdale in writing of all serious adverse events occurring in relation to the Licensed Product within 48 hours of Juste becoming aware of such events.

8                              Duties of Laxdale

8.1                           Throughout the Term and subject to the satisfactory performance by Juste of its obligations hereunder, Laxdale shall:

8.1.1                        suitably package the Licensed Product subject at all times to EMEA approval for shipment it being acknowledged and agreed by Juste that it shall not in any way tamper with the packaging or labelling of the Licensed Product as provided to it by Laxdale.  For the avoidance of doubt, all applicable charges for shipping, insurance duties, excise taxes, tariffs and assessments shall be Juste’s sole responsibility in respect of any Purchase Orders by Juste;

8.1.2                        supply and sell the Licensed Products to Juste upon the terms and conditions set forth in this Agreement together with all necessary and appropriate documentation, warnings and instructions in English as may be required in accordance with the relevant regulatory approvals from time to time; and

8.1.3                        jointly agree with Juste the key promotional messages to be used by Juste in relation to the Licensed Product in the performance of its obligations hereunder as detailed in Clause 7.2.

9                              Milestone Payments

9.1                           In consideration of the grant of the rights under this Agreement, Juste shall pay Laxdale, the Milestone Payments within 30 days of achievement of each of the Milestones respectively and Laxdale shall promptly confirm in writing the achievement of each

Milestone to Juste. Milestone Payments are exclusive of applicable VAT which shall be payable in addition thereto.

9.2                           For the avoidance of doubt, Milestone Payments are non-refundable and shall not constitute an advance on Royalties payable hereunder.

10                            Royalties

10.3                         In addition to the Milestone Payments, Juste shall pay to Laxdale Royalties in accordance with this Clause 10 and Clause 11.

10.4                         Royalties shall be calculated as a percentage of the Net Sales Value of all Licensed Products Sold by Juste in the Territory at the respective rates set out in the Schedule and are applicable in each Marketing Year.

10.5                         In relation to Sales of Licensed Products to any Associated Company, the Net Sales Value shall be deemed to be the price at which the Licensed Products are thereafter Sold by an Associated Company to a non-Associated Company in that part of the Territory and where any such subsequent Sale is not at arm’s length, the Sales Value shall be the open market price in that part of the Territory.

10.6                         Royalties shall be paid within 30 days of the end of each Quarter based upon Sales invoiced by Juste in such preceding Quarter. All Payments of Royalties shall be accompanied by a statement giving details of the calculation to be prepared pursuant to Clause 12.2.

11                            Payments

11.3                         All payments hereunder shall be paid by electronic transfer to Laxdale’s bank account at Bank of Scotland or to such other bank account as may be notified to Juste from time to time.

11.4                         All payments hereunder shall be made in Euro without deduction or set off of any kind.  Where the price on which the Royalties or other payments are calculated are received by Juste in a currency other than Euro, such sums shall be converted to Euro at the rate of exchange between Euro and that other currency set out in the London edition of The Financial Times on the last day of that Quarter in which such payments are received, or if such date is not a day upon which The Financial Times is published the next day on which it is published. Juste shall use reasonable endeavours to use rights under any applicable double taxation treaty (if any) to minimise any taxation liability to sums payable under this Clause 11.

11.5                         Unless specifically stated otherwise, all payments are exclusive of Value Added Tax and all other applicable taxes and/or duties which shall be payable if applicable at the relevant rate from time to time by Juste.

11.6                         Without prejudice to any other right or remedy of Laxdale, if any sum due by Juste is not paid within the relevant time period specified in this Agreement, interest shall be payable from the last date for payment under this Agreement until actual payment (whether before or after judgement) at a rate of four (4)% per annum above the base rate of the Bank of

Scotland from time to time together with all expenses (including legal fees) which Laxdale may incur in recovering the sum outstanding.

12                            Accounts

12.1                         Juste shall keep at its office at the address on the front of this Agreement (or such other address as may be agreed by the parties from time to time), detailed, accurate and separate records and accounts showing the calculation of the Royalties payable to Laxdale in respect of the Licensed Products and all other payments payable by Juste hereunder. Such records shall be in a form which allows accurate checks to be made and shall be supported by all relevant vouchers, invoices, Purchase Orders, Order Acknowledgements, delivery notes and the like and shall be properly cross referenced.

12.2                         Juste shall within 5 working days after the last day of each Quarter in each year of this Agreement deliver to Laxdale a true and complete statement of all Licensed Products Sold during the period ended on each such date (or any part thereof in the first month following the Launch Date or last month of this Agreement) which shall include details of all Royalties and other sums payable in respect of such period.

12.3                         Juste shall permit any duly authorised representatives of Laxdale or its auditors (or other parties to whom Laxdale requires to account) access to such records, accounts and statements of Juste upon reasonable notice and shall provide such information and explanations as such representatives shall require to verify the statements rendered by Juste in terms of this Agreement and shall also permit such representatives to take copies of and extracts from such records, accounts and statements for the purpose of verification. Notwithstanding expiry or termination of this Agreement for any reason such access shall be given, as aforesaid, until all outstanding claims have been settled to the satisfaction of both parties.   If any inspection by Laxdale as aforesaid reveals an under calculation or underpayment of 5% or more of Royalties due to Laxdale, the costs of such inspection shall be borne by Juste.

12.4                         Juste shall at its own expense obtain and render to Laxdale (upon Laxdale’s request) a certificate by Juste’s external auditors certifying that the statements produced pursuant to Clause 12.2 to Laxdale are a true and accurate account of the sums due to Laxdale hereunder.

13.                           Title and Risk

13.1                         Property and title in and to all Products supplied to Juste shall remain with Laxdale until all monies for Cost of the Finished Product due by Juste to Laxdale (including interest and charges) have been paid in full.  Juste shall keep all such Products safe and shall store them so that they are readily identifiable as Laxdale’s Products until all such monies are so paid.

13.2                         If Juste fails to pay any sums due to Laxdale by the due date for payment, then in addition (and without prejudice) to any other remedies available to Laxdale under this Agreement or otherwise, Laxdale shall be entitled to repossess the Products.   Juste shall assist and shall allow Laxdale to repossess the Products and for this purpose shall admit or procure the admission of Laxdale (or its employees or authorised representatives) to the premises in which the Products are located.

13.3                         Notwithstanding the provisions of Clause 13.1, risk of loss or damage to the Products shall pass to Juste upon delivery by Laxdale to the Delivery Location in terms of Clause 5.4 and Juste shall be responsible for insuring the Products accordingly.

14.                           Inspection

Subject to Clause 15, Juste shall have a period of 7 working days from receipt of the Licensed Products to confirm that the quantity of Licensed Products received is correct and that the Licensed Products otherwise conform to the relevant Purchase Order. If Juste fails so to notify Laxdale, the quantity and shipment shall be deemed to be correct and accepted by Juste. In the event that Juste notifies Laxdale that the quantities are not correct (or the shipment is otherwise not in conformance with the relevant Purchase Order) and Laxdale is satisfied that any such shortage or non-conformity has not occurred in transit or at any time thereafter, Laxdale shall despatch as soon as reasonably practicable at its own expense the number of Licensed Products necessary to complete the Purchase Order.

15.                           Warranty

15.1                         Subject as herein provided, Laxdale warrants to Juste that until a Licensed Product has reached its expiry date as indicated on it, it shall conform to the specification for the Licensed Product and shall be manufactured by third party contractors in accordance with all the relevant regulations in compliant facilities. Juste’s sole and exclusive remedy in the event of any such defect (proven to Laxdale’s satisfaction) shall be limited to the replacement of the defective Licensed or refund of the price of the Licensed Product at Laxdale’s sole option and expense. For the avoidance of doubt, the foregoing warranty shall not apply to Licensed Products which are subject to misuse, mishandling, failure to follow instructions, damage during shipment (whether caused by the carrier or any other third party), improper storage or deliberate damage by Juste or any third party or any other cause outwith the reasonable control of Laxdale.

15.2                         Juste shall notify Laxdale promptly in writing of any suspected breach of warranty and Laxdale may request Juste to ship the Licensed Product purporting to be defective to Laxdale prepaid and at Juste’s risk. Laxdale’s prior written authorisation shall be required in respect of all such returns. If Laxdale is satisfied that the Licensed Product is defective as claimed, Laxdale shall take the appropriate action and shall bear the cost of shipment to Juste of the replacement Licensed Product.

15.3                         Laxdale shall have no other liability to Juste or any third party in the event of a breach of the warranty contained herein.

16.                           Exclusion of liability

16.1                         Neither parry shall be liable to the other in respect of any indirect or consequential or special loss or damage or loss of profits including but not limited to loss of production, business, revenue or goodwill, anticipated savings or delays whether due to negligence or otherwise under this Agreement.

16.2                         If Juste receives any third party claims in respect of death or personal injury alleged to have been caused by Licensed Products sold by Juste under this Agreement, Laxdale shall handle all such claims including but not limited to the defence and/or settlement thereof.

Juste shall (a) promptly notify Laxdale on any claims against Juste being made and allow Laxdale to handle them; (b) make no admissions or statements in respect of such claims without Laxdale’s consent, except insofar as required to do so by law (and then only subject to prior consultation with Laxdale where this is reasonably practicable); and (c) fully and effectively co-operate and provide reasonable assistance to Laxdale in relation to the handling of such claims at Laxdale’s reasonable expense.

16.3                         Subject to Clause 16.1, each party shall fully and effectively indemnify the other in respect of all losses, claims, damages, liabilities and expenses arising out of the negligence of the other or of the other’s employees provided that

16.3.1                      the indemnified party takes reasonable steps to mitigate its losses; and

16.3.2                      where any party indemnified under the terms of this Clause 16.3 seeks indemnification in respect of a third party claim, such third party claims shall be handled on like terms mutatis mutandis to those contained in Clause 16.2 to the effect that the indemnified party allows the indemnifying party to handle such claims on those terms.

16.4                         Laxdale shall during the Term maintain comprehensive insurance cover with a reputable insurer in sufficient terms to cover Laxdale’s potential liability to Juste pursuant to the terms of this Agreement. Laxdale shall promptly present evidence as to the existence of such insurance cover and the payment of relevant premiums to Juste at Juste’s request from time to time.

16.5                         Juste shall during the Term and for a period of ten (10) years thereafter maintain comprehensive insurance cover, with a reputable insurer in sufficient terms to cover Juste’s potential liability to Laxdale pursuant to the terms of this Agreement. Juste shall promptly present evidence as to the existence of such insurance cover and the payment of the relevant premiums to Laxdale at Laxdale’s request from time to time.

17.                           Trade marks

17.1                         The Trade Mark shall be used by Juste only on or in respect of the Licensed Product and no other trade name or trade mark shall be used by Juste on or in relation to the Licensed Product. The use by Juste of the Trade Mark shall not confer on Juste (nor on any other person) nor give rise to or create any right, title or interest in the Trade Mark contrary to the rights of Laxdale. Juste hereby agrees that it shall not claim nor commit any other person to claim any right, title or interest in or to the Trade Mark or to any trade name or trade mark of Laxdale and shall promptly cease to use the Trade Mark and all such other trade marks or other trade name immediately upon termination of this Agreement for any reason whatsoever subject to Clause 22.

17.2                         Juste shall not change, obscure or interfere with the Trade Mark or any trade name or trade mark which appears or may appear on the Licensed Products or packaging, sales literature, promotional materials or other materials approved by Laxdale from time to time.

17.3                         Juste recognises that the Trade Mark used on or relative to the Licensed Product (and any other rights attaching to the Licensed Product) are the property of Laxdale and Juste will take all such steps as are practicable to ensure that the property in the Trade Mark in the Territory shall vest in and remain vested in Laxdale. Juste shall from time to time render all reasonable assistance to Laxdale in connection with the registration of the Trade Mark or any other trade name or trade mark as may be required by Laxdale.

17.4                         Juste shall ensure that all Licensed Product related materials including but not limited to sales literature, catalogues, price lists and other Licensed Product related materials created by Juste from time to time shall contain a legible statement announcing the proprietorship of the Licensed Patent and the Trade Mark, in a form acceptable to Laxdale.

18.                           Improvements

18.1                         Without prejudice to Clause 3.2, if, during the Term, Juste develops or conceives any Improvement, then it shall forthwith notify Laxdale in writing of such Improvement and shall disclose all necessary information to permit exploitation by Laxdale of such Improvement in connection with the Licensed Product.

18.2                         Laxdale shall have an irrevocable, perpetual, non-exclusive, worldwide royalty-free licence to use all Improvements which Juste is due to disclose to Laxdale in terms of Clause 18.1 and to work under all IP Rights in respect thereof.

18.3                         If during the Term, Laxdale conceives or develops any Major Improvement (as defined) Juste shall have the option to obtain a new licence and distribution agreement from Laxdale in relation to said Major Improvement and on terms no less favourable than those contained within this Agreement. Said agreement shall be subject to Juste being satisfied (acting reasonably) that any Major Improvement has successfully demonstrated a statistically significant improvement when compared to the Licensed Product in this Agreement and said option shall be exercisable by Juste on the following basis:

18.3.1                      Laxdale shall give written notice to Juste of the results from clinical trials for a product consisting of the Major Improvement and Juste shall have fourteen (14) days to give written notice to Laxdale to exercise its option to enter into negotiations for a new licence and distribution agreement in relation to said Major Improvement. In the event no such notice is given to Laxdale by Juste, the option in this Clause 18.3 shall be deemed to have expired and it shall be at Laxdale’s sole discretion whether to enter negotiations with Juste.

18.3.2                      Upon receipt by Laxdale of notice, in accordance with Clause 18.3.1, Laxdale and Juste shall negotiate, in good faith, the terms of a licence and distribution agreement (subject always to the terms of Clause 18.3). In the event the terms of an agreement have not been reached within eight (8) weeks of receipt by Laxdale of the foregoing notice from Juste, then all negotiations shall terminate and Laxdale shall be entitled in its sole discretion to appoint a third party distributor in the Territory for a product that incorporates said Major Improvement.

18.4                         If during the Term, Laxdale conceives or develops any Minor Improvement (as defined), Juste shall have the automatic right to have said Minor Improvement included within the Field of Use and within the Territory and subject to the same conditions as set forth in this Agreement.

19.                           Intellectual Property

19.1                         Other than as expressly provided herein nothing contained in this Agreement shall be construed as conferring or vesting any right, title or interest in or to any of the Licensed Patent, the Trade Mark or other IP Rights in or relating to the Licensed Product in favour of Juste or any other third party.

19.2                         Laxdale gives no warranty to Juste that the use or sale by it of the Licensed Products will not infringe the IP Rights of any third party and Laxdale shall not be required under any circumstance to indemnify Juste or any third party with regard to any loss, cost, injury or damage incurred or suffered by Juste or such third party in respect of any such infringement. However, Laxdale asserts that it is unaware as of the effective date of any such third party rights with respect to the Product within the Territory.

19.3                         Juste shall forthwith advise Laxdale of any infringement or purported infringement of the Licensed Patent, the Trade Mark and/or any other IP Rights of Laxdale of which it becomes aware. Laxdale shall in its sole discretion decide whether to take any action (at its own expense) against any infringement or purported infringement of the foregoing which comes to its knowledge. Juste shall promptly give Laxdale all reasonable assistance in relation to such proceedings (including becoming a party to them, if so requested by Laxdale), upon being indemnified by Laxdale in respect of any reasonable costs and in that event any damages, profits or other compensation received from such proceedings shall belong to Laxdale (subject to Juste’s right to be recompensed for its reasonable costs as aforesaid). For the avoidance of doubt, nothing in this Agreement shall entitle Juste to take action in respect of any infringement of the Licensed Patent, the Trade Mark or any other IP Rights (whether relating to the Licensed Product or otherwise) which are owned by Laxdale without the prior written permission of Laxdale.

20.                           Confidential information

Neither Juste nor Laxdale shall either during the Term (or any extension thereof) or thereafter, disclose to any third party (other than in the proper course of business to its professional advisers) any confidential business information of the other whether relating to the Licensed Product, any IP Rights relating to the Licensed Product, (including but not limited to the Licensed Patent and/or the Trade Mark), any aspect of (or the existence of) this Agreement, or in relation to each others’ business including but not limited to trade secrets, proprietary information or any information relating to the business affairs of each other. For the avoidance of doubt, the aforesaid restriction shall not apply to information which is in the public domain at the Effective Date, which enters the public domain thereafter through no fault of Juste or Laxdale as the case may be, or any information required to be disclosed by law or other regulatory authority.

21.                           Press Releases

Subject to clause 20, during the term of this Agreement each party has the right to approve the wording of any press release relating to the terms of this Agreement or in relation to the Licensed Product. Neither party shall use the other party’s name without their prior written consent.

22.                           Force majeure

22.1                         If either of the parties is prevented or delayed by force majeure from the performance of any of its obligations under this Agreement (the “Defaulting Party”), and gives written notice to the other party (the “Non-Defaulting Party”) specifying the matters constituting force majeure and (where possible to predict) the period for which such prevention or delay shall continue, then the party in question shall be excused from the performance or the punctual performance (as the case may be) of the relevant obligation as from the date of such notice for so long as such cause of prevention or delay to its relevant obligations shall continue.

22.2                         The parties shall co-operate with each other and the Defaulting Party shall use its utmost endeavours to make alternative arrangements to enable the relevant obligations to be performed and if such relevant alternative arrangements are not arranged or if they are not arranged to the satisfaction of the Non-Defaulting Party, the Non-Defaulting Party may make alternative arrangements to enable such obligations to be performed.

23.                           Termination

23.1                         Subject as provided herein, Laxdale may terminate this Agreement by written notice to Juste with immediate effect upon the occurrence of any of the following events:

23.1.1                      liquidation, receivership, appointment of an administrator of Juste or the institution of insolvency proceedings or any general composition, formal or informal, with or for the benefit of creditors;

23.1.2                      Change of Control of Juste or Juste ceasing or threatening to cease carrying on its business or a substantial part thereof;

23.1.3                      failure by Juste to pay any sum due within ninety (90) days of the due date for payment;

23.1.4                      if Juste challenges and/or assists any third party to challenge the IP Rights (including the Licensed Patent and/or the Trade Mark) of Laxdale; or

23.1.5                      if during the Term it comes to the attention of Laxdale that Juste is concerned or involved in the marketing, distribution or sale of any product which competes with the Licensed Product.

23.1.6                      Failure by Juste to meet the terms of Clause 4.4

23.2                         Either party may by written notice to the other terminate this Agreement with immediate effect in the event of a material breach of any of the provisions of this Agreement which cannot be remedied or if it can be remedied remains unremedied on the expiry of 28 days after notice is given by the other party specifying the nature of the breach and the action required to remedy same.

24.                           Effect of termination

24.1                         In the event of termination or expiry of this Agreement for any reason:-

24.1.1                      Juste’s appointment and right to sell the Licensed Products hereunder shall automatically terminate other than in relation to Licensed Products for which binding orders have been received by Juste which Juste shall be entitled to fulfil unless Laxdale has terminated under Clause 23 and Laxdale shall be entitled to repossess all Licensed Products for which binding orders have not been received by Juste and/or which Juste is not entitled to sell as aforesaid (subject to payment by Laxdale for any such repossessed Licensed Products which Juste has paid for at cost);

24.1.2                      Laxdale shall not be liable to deliver to Juste any Licensed Products ordered by Juste and which have been accepted by Laxdale by Order Acknowledgements prior to the date of termination unless and until arrangements acceptable to Laxdale providing for guaranteed payment are made by Juste;

24.1.3                      all sums due to Laxdale as at the date of termination (excluding sums in respect of any Purchase Orders) shall immediately become due and payable within 14 days;

24.1.4                      Juste shall return to Laxdale all correspondence, documents and other property provided by Laxdale (or any of its representatives or agents) which may be in Juste’s possession or under its control including all Licensed Products, the title of which have not passed to Juste.

24.2                         Termination or expiry of this Agreement for any reason whatsoever shall not affect any rights of the parties in relation to the period prior to the date of termination or expiry and/or which due to their nature are due to be performed or observed following such termination including but not limited to Clauses [7,10,11,12,15,16,19,20,and 24 ].

25.                           General

25.1                         Juste shall not be entitled to transfer, assign or sub-license any of its rights or obligations under this Agreement without the prior written consent of Laxdale. Laxdale shall be entitled to transfer, assign or sub-license any of its rights or obligations under this Agreement to a company within its group of companies as defined by the Companies Act 1985 (the “Act”) or to its holding company (as defined in the Act) or a company within the group of companies of its holding company or companies.

25.2                         This Agreement constitutes the entire agreement and understanding between the parties hereto regarding its subject matter and cancels, terminates and supersedes any and all prior agreements and understandings of any nature (written, oral or otherwise) relating to such subject matter but that without excluding either party’s liability for fraud or fraudulent misrepresentation. Any variation or addition to the provisions of this Agreement shall not be effective unless reduced to writing and signed by or on behalf of the parties hereto by a person duly authorised to do so.

25.3                         The relationship between the parties in relation to the subject matter of this Agreement is as described in this Agreement and no employment, partnership, joint venture or agency relationship shall be deemed to exist between the parties and neither shall have the power to bind or pledge the credit of the other.

25.4                         Failure by either party to enforce at any time any of the provisions of this Agreement, exercise any option provided herein shall not constitute a waiver of such provision or option, nor affect the validity of this Agreement or any part thereof, or the right of the willing party to enforce thereafter each and every such provision or option.

25.5                         If any provision of this Agreement is held to be invalid or unenforceable, the remainder of this Agreement shall continue in full force and effect.

25.6                         Any notice or other document to be given under this Agreement shall be in writing and shall be deemed to have been duly given if left at or sent by hand or by registered post; or by facsimile or by other electronic media to a party at the address set out herein for such party or such other address as one party may from time to time designate by written notice to the other. Any such notice or other document shall be deemed to have been received by the addressee two working days following despatch if the notice or other document is sent by registered post, or simultaneously with the delivery or transmission if sent by hand or other electronic means.

26.                           Applicable law and jurisdiction

This Agreement shall be governed by and construed in accordance with English law. The parties hereby submit to the non-exclusive jurisdiction of the English courts.

AS WITNESS the hand of the parties thereto the date and year first before written.

Signed for and on behalf of LAXDALE LIMITED Director
at Stirling
/s/ [ILLEGIBLE]
On 29/11/02

Signed for and on behalf of JUSTE S.A.Q.F
Director
at Madrid
/s/ Denis Cussidy
on 9/12/02

Director/Company Secretary
at

on

Schedule

1.             Minimum Sales:

Year 1 – [*] Units of the Licensed Product per annum

Year 2 – [*] Units of the Licensed Product per annum

Year 3 – [*] Units of the Licensed Product per annum

Year 4 – [*] Units of the Licensed Product per annum

Year 5 and subsequent years – [*] Units of the Licensed Product per annum

2.             Licensed Patent:

Patent number EPO 00900733.3

International filing date: 21.1.00

3.             Royalties:

(i)            [*]% of the Net Sales Value for the relevant Licensed Product in each Marketing year on Total Net Sales Value up to 3 million Euro;

(ii)           [*]% of the Net Sales Value for the relevant Licensed Product in each Marketing year on Total Net Sales Value over 3 million Euro but up to 6 million Euro;

(iii)          [*]% of the Net Sales Value for the relevant Licensed Product in each Marketing year on Total Net Sales Value over 6 million Euro.

4.             Timetable

Milestone	Milestone Payments

Milestone 1 – on the Effective date	Euro	[*]

Milestone 2 – written approval of an accepted reimbursement price by the Spanish authorities to Juste for the Licensed Product	Euro	[*]

Milestone 3 Launch Date of the Licensed Product in the Territory	Euro	[*]